SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 11, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated February 11, 2016: Nokia Board of Directors approves the Nokia Equity Program for 2016 and the issuance of shares held by the company

STOCK EXCHANGE RELEASE

February 11, 2016

Nokia Board of Directors approves the Nokia Equity Program for 2016 and the issuance of shares held by the company

Nokia Corporation

Stock Exchange Release

February 11, 2016 at 08:30 (CET +1)

Nokia Board of Directors approves the Nokia Equity Program for 2016 and the issuance of shares held by the company

Espoo, Finland - Nokia announced today that its Board of Directors has approved the Nokia’s equity program for 2016 (the “Equity Program 2016”). In line with previous years, the Nokia Equity Program 2016 includes the following equity instruments:

•                  An employee share purchase plan for Nokia employees in selected jurisdictions (the “Employee Share Purchase Plan”), entitling the eligible employees to contribute a part of their salary to purchase Nokia shares. After a 12-month holding period, Nokia will offer the employees one matching share for every two purchased shares held by the an employee at the end of the holding period;

•                  Performance shares, which are dependent on the achievement of independent performance criteria (“Performance Share”); and

•                  Restricted shares, which are used on a limited basis or in exceptional retention and recruitment circumstances (“Restricted Shares”).

Nokia Equity Program 2016

The Equity Program 2016 is designed to support and align the participants’ focus with Nokia’s strategy and long-term success. Employees of Alcatel-Lucent, who have transferred to Nokia as part of the acquisition of Alcatel-Lucent, are also eligible to participate in the Equity Program 2016.

Nokia uses Performance Shares as the main long-term incentive vehicle with the intention of effectively contributing to the long-term value creation and sustainability of the company and to align interests of the employees with those of Nokia’s shareholders. Performance Shares are also designed to ensure that the overall equity-based compensation is based on performance, while also supporting the recruitment and ensuring retention of vital talent for the future success of Nokia.

Restricted Shares are granted on a limited basis for exceptional purposes related to retention and recruitment, primarily in the United States, to ensure Nokia is able to retain and recruit vital talent for the future success of the company.

Since 2014, stock options have no longer been part of the Nokia Equity Programs.

Employee Share Purchase Plan

Under the Employee Share Purchase Plan, the eligible Nokia employees may elect to make monthly contributions from their net salary to purchase Nokia shares. Participation in the plan is voluntary.

The annual minimum and maximum contribution limit to the Employee Share Purchase Plan is EUR 180 and EUR 1 200, respectively. Generally, the share purchases will be made at market value on pre-determined dates on a monthly basis during a 12-month period. In October 2017, Nokia intends to deliver one matching share for every two purchased shares that the participant still holds on July 31, 2017, which marks the end of the Employee Share Purchase Plan cycle for 2016. The aggregate maximum amount of contributions that employees can make during the enrolment window for the plan cycle commencing in 2016 will be approximately EUR 60 million, which equals approximately 11 494 253 Nokia shares using the February 8, 2016 Nokia closing price of EUR 5.22 on Nasdaq Helsinki. Based on the matching ratio of one matching share for every two purchased shares, the number of matching shares would be approximately 5 747 126. In addition, to welcome employees of Alcatel-Lucent who have transferred to Nokia as part of the acquisition of Alcatel-Lucent and to mark the beginning of the new Nokia Group, Nokia intends to offer 20 free shares for every participant making the first three consecutive share purchases in 2016.

The Employee Share Purchase Plan is planned to be offered to Nokia employees in up to 54 countries for the plan cycle commencing in 2016. The savings period is intended to start in July 2016 and the first monthly purchases are planned to be made in August 2016.

Performance Shares

Under the Performance Share plan, target pay-out will depend on whether independent performance criteria have been met by the end of the performance period. The performance criteria are Nokia’s continuing operations average annual non-IFRS net sales and average annual non-IFRS earnings-per share (diluted).

The Performance Share plan of 2016 has a two-year performance period (2016-2017) and a subsequent one-year restriction period. The number of Performance Shares to be settled after the restriction period will start at 25 per cent of the grant amount and any pay-out beyond this will be determined with reference to the financial performance during the two-year performance period. The grant under the Performance Share plan could result in an aggregate maximum pay-out of 51 million Nokia shares, in the event that maximum performance against all the performance criteria is achieved.

Restricted Shares

The Restricted Shares under the 2016 Restricted Share plan are divided into three tranches, each tranche consisting of one third of the Restricted Shares granted. The first tranche has a one-year restriction period, the second tranche a two-year restriction period, and the third tranche a three-year restriction period. The grant of Restricted Shares in 2016 could result in an aggregate maximum payout of 1 350 000 Nokia shares.

Employees covered by the Equity Program 2016

In accordance with the previous year’s practice, the primary equity instruments granted to executive employees and directors below the executive level are Performance Shares.

Nokia limits the use of Restricted Shares as means of compensation. However, to support the specific needs, practices and competitive market environment in the United States, restricted shares may be used, in conjunction with the use of performance shares, on a limited basis in the United States.

In addition, shares under the Restricted Share plan can be granted for exceptional retention or recruitment purposes, aimed primarily at US markets, to ensure Nokia is able to retain and recruit vital talent for the future success of Nokia.

Nokia employees in up to 54 countries are planned to be offered the possibility to participate in the Employee Share Purchase Plan for the cycle commencing in 2016, provided that there are no local regulatory or administrative restraints in relation to such plan.

Employees of Alcatel-Lucent who have transferred to Nokia as part of the acquisition of Alcatel-Lucent are included in equity plans under the Equity Program 2016.

Dilution effect

On February 10, 2016, Nokia announced the final results of its subsequent offer period for outstanding Alcatel-Lucent securities. As of February 12, 2016, subject to and following the registration of new Nokia shares issued as consideration for the Alcatel-Lucent securities tendered into the subsequent French and/or U.S. offers, and consequently, included in the aggregate amount of Nokia shares, the aggregate maximum dilution effect of Nokia’s currently outstanding equity programs, assuming that the Performance Shares would be delivered at maximum level, is approximately 0.86 per cent. The potential maximum dilution effect of the Equity Program 2016 would approximately be an additional 1.04 per cent, assuming delivery at maximum level for Performance Shares and the delivery of matching shares against the maximum amount of contributions of approximately EUR 60 million under the Employee Share Purchase Plan. Employees of Alcatel-Lucent that have transferred as part of the acquisition of Alcatel-Lucent are only included in equity plans under the Equity Program 2016.

Issuance of Nokia shares for settlement of various Nokia equity plans

The performance period for the 2014 Performance Share Plan ended on December 31, 2015, and Nokia’s performance over 2014 and 2015, assessed against the independent performance criteria set out in the plan rules, was above the threshold performance level for the plan. The settlement to the participants under the plan is planned to take place after the restriction period ends on January 1, 2017.

To fulfill Nokia’s obligations under the 2012, 2013 and 2015 Restricted Share Plans as well as the 2013 Performance Share Plan in respect of shares to be settled in 2016, Nokia’s Board of Directors has resolved to issue, without consideration, a total of 1 657 000 Nokia shares held by the company to settle its commitments to plan participants, who are all employees of the Nokia Group.

Issuance of Nokia shares to beneficiaries of Alcatel-Lucent employee equity compensation arrangements

In accordance with the Memorandum of Understanding dated April 15, 2015 between Nokia and Alcatel-Lucent, as amended, Nokia has entered into liquidity agreements with beneficiaries of Alcatel-Lucent employee equity compensation arrangements who accepted to subscribe for the liquidity program for the exchange of their Alcatel Lucent shares resulting from Alcatel-Lucent equity instruments that they hold for Nokia shares in certain circumstances.

To fulfill Nokia’s obligations under the aforementioned agreements, Nokia’s Board of Directors has resolved, pursuant to the share issue authorization granted by the Extraordinary General Meeting of Nokia on December 2, 2015, to issue a maximum amount of 400 000 Nokia shares held by the company in the course of 2016 against contribution in kind in the form of the Alcatel-Lucent shares being exchanged for the Nokia shares. The exchange ratio applied in such exchanges is the same as the exchange ratio applied in Nokia’s public exchange offer for Alcatel-Lucent securities, subject to certain adjustments in the event of certain financial transactions by Nokia or Alcatel-Lucent.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

ENQUIRIES

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries:
Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “plan”, “intend”, “may”, “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the employees eligible for the Employee Share Purchase Plan; the financial terms of the Employee Share Purchase Plan, including the purchase price, aggregate total amount and Nokia’s planned matching and other incentives; the timeline of the Employee Share Purchase Plan; the terms and conditions of the Performance Share Plan; the dilutive effect of the share issuances in connection with the equity plans; the details surrounding the settlement of the various outstanding Nokia equity plans and the number of shares to be issued in connection with the Alcatel-Lucent employee equity compensation arrangement. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the number of employees who will participate in the equity plans; Nokia’s share price; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the transaction with Alcatel Lucent), of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO; the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation Statement on Schedule 14D-9 each filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions. The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal